SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2004

Commission File Number: 00112570

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___

    Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 8, 2004

CE FRANKLIN LTD.

By: “SIGNED”

Name:  Denise Jones

Title:  Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces non-binding letter of intent to

acquire Wilson International, Inc. and create

a North American distribution leader

Calgary, Alberta, July 8, 2004 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced today that it has entered into a non-binding letter of intent with Smith International, Inc. (“Smith”), to acquire all of the common stock of Wilson International , Inc. (“Wilson”), a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin issued from treasury.  CE Franklin will issue shares based on the June 30, 2004 balance sheet of Wilson, which is not yet finalized, and is estimated to be between US $245 million and US $250 million.  Post closing adjustments will be settled in cash.  Based on the 15 day weighted average share price of CE Franklin, prior to this announcement, the transaction, if completed, would result in the issuance of approximately 66 to 68 million shares of CE Franklin.  The transaction is expected to close on or about September 30, 2004.

Wilson, headquartered in Houston, Texas, is a leading distributor of pipe, valves, fittings and mill, safety and other maintenance products to energy and industrial markets through an extensive network of supply branches in the United States and internationally.  Wilson generated sales of US $730.4 million for the year ended December 31, 2003.  If combined, sales of CE Franklin and Wilson for the twelve months ended March 31, 2004, would have approached U.S. $1 billion.

“The transaction will create a leading North American distributor of products and services to energy and industrial markets, and would provide a solid platform for international revenue growth”, said Michael West, President and Chief Executive Officer of CE Franklin who will manage the combined entity.  “The combination and integration of the extensive distribution networks and talented employees of both companies would present a number of opportunities to improve efficiency and enhance our product offering, thereby creating value for all of our key stakeholders - customers, employees vendors and shareholders.  CE Franklin and Wilson have been successful in joint marketing initiatives in the past, most recently winning a major North America maintenance, repair and operating supply agreement with a North American exploration and production company that is expected to generate annual revenue of Cdn. $20 million in Canada, and U.S. $15 million in the U.S. The combination of CE Franklin and Wilson create a company that will be well-positioned to pursue significant North America- wide and international supply arrangements going forward.”

A special committee of the independent members of the Board of Directors of CE Franklin has been formed to consider and make a recommendation to the Board of the transaction.  The transaction is a related party transaction under Canadian securities law by virtue of Smith's current 55% shareholdings in CE Franklin.  The special committee has retained CIBC World Markets as its financial advisor.

It is anticipated that Smith would own approximately 90% of the common shares of CE Franklin as a result of the transaction.  Smith has advised CE Franklin that their intent

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is to reduce their ownership interest to the 55% level held today, the timing of which will be dependent on the market conditions and other factors.

The transaction is subject to negotiation of a definitive agreement, applicable regulatory approvals and to the approval of a majority of CE Franklin shareholders (excluding Smith) at a meeting to be held in September 2004.

CONFERENCE CALL AND WEBCAST INFORMATION

A joint conference call to discuss the transaction, which is open to shareholders and financial analysts, will be held on Friday, July 9, 2004 at 8:30 a.m. Mountain Time (9:30 a.m. Central time).  Participants may join the call by dialing 1-800-814-4859 at the scheduled time of 8:30 a.m. Mountain Time (9:30 a.m. Central).  For those unable to listen to the live conference call, a recording of the entire call may be accessed at approximately 10:30 a.m. Mountain Time (11:30 Central) on the same day by calling 1-877-289-8525 and entering the pass code of 21056791# and may be accessed until midnight Friday, July 16, 2004.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=850300 and will be available on the Company’s website at http://www.cefranklin.com.

About CE Franklin

CE Franklin distributes products and related services to the Canadian oil and gas industry, including projects involving drilling and completions, production and maintenance and capital construction. In addition, we are an important provider of materials to other resource-based industries. We serve our customers through our network of 37 branches across Canada – from British Columbia to Ontario – as well as internationally.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

Certain comments contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the safe harbor created by that Act.  These “forward-looking” statements have been identified by using words such as “would”, “expected”, “believe” and similar phrases and include all statements relating to the completion of the acquisition of the common stock of Wilson and the characteristics and prospects of the combined entity, particularly the value expected to be created by the integration of the business of CE Franklin and Wilson and the positioning of the combined company going forward.  Smith’s statement to CE Franklin of their current intention to reduce their ownership back to the 55% level is also a forward-looking statement.  The forward-looking statements are based upon CE Franklin and as indicated above although these statements are based upon what management considers reasonable assumptions, there can be no assurance that the acquisition transaction will ultimately be consummated or that the expected results will be achieved.  CE Franklin Ltd. assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  For a discussion of other risk factors which could impact CE Franklin Ltd., please review CE Franklin’ s Annual Report on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission.

For Further Information Contact:

Michael West

Sam Secreti

Chairman, President

Chief Financial Officer

and Chief Executive Officer

403-531-5603

403-531-5602

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